INVESTMENT AGREEMENT

Culpepper Arlington Restaurant, LLC

This is an Investment Agreement, by and between Culpepper Arlington Restaurant, LLC (the "Company") and the purchaser identified on the Subscription Page ("Purchaser"), with the terms provided in Exhibit A and Exhibit B of this Investment Agreement.

BACKGROUND

Purchaser wishes to purchase a Revenue Sharing Note issued by the Company through www.Highlander.ai (the "Site"). NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

1. Defined Terms

Capitalized terms that are not otherwise defined in this Investment Agreement have the meanings given to them in the Company's Form C and its attachments, all available at the Site. In this Investment Agreement, we refer to the Form C and its attachments as the "Disclosure Document." We sometimes refer to the Company using terms like "we" or "us," and to Purchaser using terms like "you" or "your." The "Subscription Page" means the subscription agreement signature page and related subscription records generated by the Site at checkout and executed by Purchaser, all of which are incorporated into and form part of this Investment Agreement. References in the Subscription Page to the "Subscription Agreement" are references to this Investment Agreement.

2. Purchase of Note

Subject to the terms and conditions of this Investment Agreement, the Company hereby agrees to sell to you, and you hereby agree to purchase from the Company, a promissory note as described in the Disclosure Document, in the principal amount set forth as the Aggregate Subscription Price on the Subscription Page. We refer to your promissory note as the "Note." The Note shall be in the form attached hereto as Exhibit A and shall be subject to the Revenue Sharing Agreement attached hereto as Exhibit B. The terms of Exhibit A and Exhibit B are incorporated into this Investment Agreement by reference and shall control over any summary of those terms appearing elsewhere.

3. Right to Cancel

Under Regulation Crowdfunding, you may cancel your commitment for any reason up to 48 hours before the offering's closing deadline or up to 48 hours before the issuer performs a rolling close. If there is a material change to the offering terms, you will be notified and given the opportunity to reconfirm your investment.

4. Our Right to Reject Investment

In contrast, we have the right to reject your subscription for any reason or for no reason, in our sole discretion. If we reject your subscription, any money you have given us will be returned to you.

5. Your Promises

You promise that:

5.1. Accuracy of Information

All of the information you have given to us, whether in this Investment Agreement, at the Site, or otherwise, is accurate and we may rely on it. If any of the information you have given to us changes before we accept your subscription, you will notify us immediately. If any of the information you have given to us is inaccurate and we are harmed as a result, you will indemnify us, meaning you will pay any damages.

5.2. Review of Information

You have read and understand the Disclosure Document. Without limiting that sentence, you have read and understand the Note and the Revenue Sharing Agreement.

5.3. Risks

You understand all the risks of investing, including the risk that you could lose all your money. Without limiting that statement, you have reviewed and understand all the risks listed in the Educational Materials at the Site and in the Disclosure Document.

5.4. No Representations

Nobody has made any promises or representations to you, except the information in the Disclosure Document. Nobody has guaranteed any financial outcome of your investment.

5.5. Opportunity to Ask Questions

You have had the opportunity to ask questions about the Company and the investment. All your questions have been answered to your satisfaction.

5.6. Your Legal Power to Sign and Invest

You have the legal power to sign this Investment Agreement and purchase the Note.

5.7. No Government Approval

You understand that no state or federal authority has reviewed this Investment Agreement or the Note or made any finding relating to the value or fairness of the investment.

5.8. No Transfer

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.
- The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

In addition to the statutory restrictions above, the Notes are subject to contractual transfer restrictions: no Note may be sold, assigned, pledged, or otherwise transferred, at any time,

without the prior written consent of the Company, which may be granted or withheld in the Company's sole discretion, and the Company holds a first right of refusal on any proposed transfer to a third party.

You understand that under the terms of the Revenue Sharing Agreement, the Note may not be transferred without our consent. Also, securities laws limit transfer of the Note. Finally, there is currently no market for the Note, meaning it might be hard to find a buyer. As a result, you should be prepared to hold the Note through its maturity.

5.9. No Advice
We have not provided you with any investment, financial, or tax advice. Instead, we have advised you to consult with your own legal and financial advisors and tax experts.

5.10. Tax Treatment
We have not promised you any particular tax outcome from buying or holding the Note.

5.11. Acting On Your Own Behalf
You are acting on your own behalf in purchasing the Note, not on behalf of anyone else.

5.12. Investment Purpose
You are purchasing the Note solely as an investment, not with an intent to re-sell or "distribute" any part of it.

5.13. Anti-Money Laundering Laws
Your investment will not, by itself, cause the Company to be in violation of any "anti-money laundering" laws, including, without limitation, the United States Bank Secrecy Act, the United States Money Laundering Control Act of 1986, and the United States International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001.

5.14. Additional Information
At our request, you will provide further documentation verifying the source of the money used to purchase the Note.

5.15. Disclosure
You understand that we may release confidential information about you to government authorities if we determine, in our sole discretion after consultation with our lawyer, that releasing such information is in the best interest of the Company or if we are required to do so by such government authorities.

5.16. Additional Documents
You will execute any additional documents we request if we reasonably believe those documents are necessary or appropriate and explain why.

5.17. No Violations
Your purchase of the Note will not violate any law or conflict with any contract to which you are a party.

5.18. Enforceability
This Investment Agreement is enforceable against you in accordance with its terms.

5.19. No Inconsistent Statements
No person has made any oral or written statements or representations to you that are inconsistent with the information in this Investment Agreement and the Disclosure Materials.

5.20. Financial Forecasts

You understand that any financial forecasts or projections are based on estimates and assumptions we believe to be reasonable but are highly speculative. Given the industry, our actual results may vary from any forecasts or projections.

5.21. Notification

If you discover at any time that any of the promises in this section 5 are untrue, you will notify us right away.

5.22. Additional Promises by Individuals

If you are a natural person (not an entity), you also promise that:

5.22.1. U.S. Citizen or Resident

You are a citizen or permanent resident (green card) of the United States.

5.22.2. Financial Wherewithal

You can afford this investment, even if you lose your money. You don't rely on this money for your current needs, like rent or utilities.

5.22.3. Anti-Terrorism and Money Laundering Laws

None of the money used to purchase the Note was derived from or related to any activity that is illegal under United States law, and you are not on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated by the Office of Foreign Assets Control of the United States Department of Treasury ("OFAC"), nor are you a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

6. Confidentiality

The information we have provided to you about the Company, including the information in the Disclosure Document, is confidential. You will not reveal such information to anyone or use such information for your own benefit, except to purchase the Note.

7. Re-Purchase of Note

If we decide that you provided us with inaccurate information or have otherwise violated your obligations, or if required by any applicable law or regulation related to terrorism, money laundering, and similar activities, we may (but shall not be required to) repurchase your Note for an amount equal to the principal amount outstanding.

8. Governing Law

Your relationship with us shall be governed by Texas law, without taking into account principles of conflicts of law.

9. Arbitration

9.1. Right to Arbitrate Claims

If any kind of legal claim arises between us as a result of your purchase of the Note, either of us will have the right to arbitrate the claim, rather than use the courts. There are only three exceptions to this rule. First, we will not invoke our right to arbitrate a claim you bring in Small Claims Court or an equivalent court, if any, so long as the claim is pending only in that court. Second, we have the right to seek an injunction in court if you violate or threaten to violate your obligations. Third, disputes arising under the Note or the Revenue Sharing Agreement will be handled in the manner described in the Revenue Sharing Agreement.

9.2. Place of Arbitration; Rules

All arbitration will be conducted in Tarrant County, Texas unless we agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in accordance with the rules of the American Arbitration Association.

9.3. Appeal of Award

Within thirty (30) days of a final award by the single arbitrator, you or we may appeal the award for reconsideration by a three-arbitrator panel. If you or we appeal, the other party may cross-appeal within thirty (30) days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

9.4. Effect of Award

Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

9.5. No Class Action Claims

NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

10. Consent to Electronic Delivery

You agree that we may deliver all notices, tax reports and other documents and information to you by email or another electronic delivery method we choose. You agree to tell us right away if you change your email address or home mailing address so we can send information to the new address.

11. Notices

All notices between us will be electronic. You will contact us by email at the Company's email address set forth in the Form C. We will contact you by email at the email address set forth on the Subscription Page. Either of us may change our email address by notifying the other (by email). Any notice will be considered to have been received on the day it was sent by email, unless the recipient can demonstrate that a problem occurred with delivery. You should designate our email address as a "safe sender" so our emails do not get trapped in your spam filter.

12. Limitations on Damages

WE WILL NOT BE LIABLE TO YOU FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF YOU TELL US YOU MIGHT INCUR THOSE DAMAGES. This means that at most, you can sue us for the amount of your investment. You can't sue us for anything else.

13. Waiver of Jury Rights

IN ANY DISPUTE WITH US, YOU AGREE TO WAIVE YOUR RIGHT TO A TRIAL BY JURY. This means that any dispute will be heard by an arbitrator or a judge, not a jury.

14. Miscellaneous Provisions

14.1. No Transfer

You may not transfer your rights or obligations.

14.2. Right to Legal Fees

If we have a legal dispute with you, the losing party will pay the costs of the winning party, including reasonable legal fees.

14.3. Headings

The headings used in this Investment Agreement (e.g., the word "Headings" in this paragraph), are used only for convenience and have no legal significance.

14.4. No Other Agreements

This Investment Agreement and the Exhibits attached hereto are the only agreements between us.

14.5. Electronic Signature

You will sign this Investment Agreement electronically, rather than physically.

ADDITIONAL TERMS

Revenue Percentage (Final):* Set after close per the tier schedule in Section 2.8 of the Note, based on the Total Raise; 0.07% minimum to 6.00% maximum

Total Raise (Final):* Set after close; the total principal amount of Notes sold in the offering, as defined in Section 2.8 of the Note

Purchaser Percentage:* Set after close; the Purchaser's Principal Amount divided by the Total Raise, expressed as a percentage

* Within 30 days after the final closing, the Company will deliver to each Purchaser a notice of final terms setting forth the Total Raise and the Revenue Percentage, each as determined under Section 2.8 of the Note, together with the Purchaser's Principal Amount and Purchaser Percentage. The notice shall be conclusive and binding absent manifest error and shall not require countersignature.

EXHIBIT A

REVENUE SHARING NOTE

THIS REVENUE SHARING NOTE (THE "NOTE") HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY STATE SECURITIES LAWS AND MAY NOT BE SOLD OR TRANSFERRED WITHOUT THE CONSENT OF THE COMPANY AND COMPLYING WITH SECURITIES LAWS.

THIS NOTE REPRESENTS THE OBLIGATION OF Culpepper Arlington Restaurant, LLC (THE "COMPANY") AND WAS ISSUED PURSUANT TO (i) AN OFFERING MEMORANDUM FILED WITH THE SEC IN CONJUNCTION WITH THE COMPANY'S FORM C, AND (ii) THE INVESTMENT AGREEMENT, WHICH ARE AVAILABLE FOR REVIEW AT WWW.HIGHLANDER.AI (THE "SITE").

CAPITALIZED TERMS THAT ARE NOT OTHERWISE DEFINED IN THIS NOTE HAVE THE MEANINGS GIVEN TO THEM IN THOSE DOCUMENTS.

Issuer	Culpepper Arlington Restaurant, LLC
Maximum Payment Multiple	1.4x
Revenue Percentage	Determined at final close per the tier schedule in Section 2.8; 0.07% (at the $50,000 minimum raise) up to 6.00% (at the $1,235,000 offering maximum)
Payment Frequency	Semiannual
Opening Date	The first day on which the Company is open to the public and generates gross revenue greater than one dollar ($1.00)
Sharing Start Date	The Opening Date (revenue sharing begins the day the Company opens to the public)
Payment Periods	Each six-month period ending June 30 and December 31; the first period begins on the Sharing Start Date
First Payment Date	Thirty (30) days after the end of the first payment period (see Section 2.1); if the initial period is less than one month, it is combined with the following six-month period
Payment Timing	July 30 (for the January–June period) and January 30 (for the July–December period) — i.e., 30 days after each six-month period ends
Seniority	Subordinated
Securitization	Unsecured
Maturity Date	The fifth (5th) anniversary of the Opening Date, but in no event later than December 31, 2033
Accrual Rate	The mid-term Applicable Federal Rate (semiannual compounding) as published by the Internal Revenue Service for the month in which this Note is issued

1. Revenue Sharing Agreement

This Note is subject to the Company's Revenue Sharing Agreement attached hereto as Exhibit B as if all the terms of the Revenue Sharing Agreement were set forth in this Note.

2. Payment Obligation

2.1. First Payment. Revenue sharing begins on the Sharing Start Date. The first payment period begins on the Sharing Start Date and ends on the next following June 30 or December 31; provided that if the period from the Sharing Start Date to that date is less than one (1) month, the first payment period instead ends on the subsequent June 30 or December 31. The first payment (the "First Payment") shall be due thirty (30) days after the end of the first payment period (the "First Payment Date"), and shall equal (i) the Purchaser Percentage (that is, the Principal Amount of this Note divided by the Total Raise (as defined in section 2.8), expressed as a percentage), multiplied by (ii) the Revenue Percentage (as determined under Section 2.8), multiplied by (iii) the Total Revenue of the Company for the first payment period.

2.2. Subsequent Semiannual Payments. After the first payment period, each subsequent payment period is a six-month period ending on June 30 or December 31. For each such period, the Company shall pay to Purchaser, no later than thirty (30) days after the end of the period (that is, by July 30 for a period ending June 30, and by January 30 for a period ending December 31), an amount equal to (i) the Purchaser Percentage, multiplied by (ii) the Revenue Percentage, multiplied by (iii) the Total Revenue of the Company for such period.

2.3. Prepayment. At any time, without notice to Purchaser, the Company may pay to Purchaser any amount in excess of the payments required by sections 2.1 and 2.2.

2.4. Termination of Payments. Notwithstanding section 2.2, no payments shall be due to Purchaser after Purchaser has received an aggregate amount under this Note, including payments made by the Company pursuant to section 2.3, equal to (i) the Principal Amount (that is, the principal amount of this Note, equal to the Aggregate Subscription Price set forth on the Subscription Page), multiplied by (ii) the Maximum Payment Multiple. We refer to the result of this multiplication as the "Maximum Payment Amount."

2.5. Payment on Maturity Date. Unless payments have already terminated as a result of section 2.4, on the Maturity Date the Company shall pay to Purchaser an amount equal to the Maximum Payment Amount minus the aggregate of all payments made by the Company to Purchaser under this Note, including payments made by the Company pursuant to section 2.3.

2.6. Payment on Change of Control.

2.6.1. General Rule. If the Company experiences a Change of Control, then the Company shall promptly pay to Purchaser an amount equal to the Maximum Payment Amount minus the aggregate of all payments made by the Company to Purchaser under this Note (including payments made pursuant to section 2.3); provided, however, that no such accelerated payment shall be required if the acquiring, surviving, or successor entity assumes in writing the Company's obligations under this Note, in which case this Note shall remain outstanding and continue in accordance with its terms.

2.6.2. Change of Control Defined. For purposes of this Note, the term "Change of Control" means (i) the sale, transfer or other disposition of all or substantially all of the Company's assets and business; or (ii) the sale, transfer or other disposition of outstanding securities of the Company representing at least Fifty Percent (50%) of the voting power of the Company; or (iii) a merger or consolidation of the Company with or into another entity, except a merger or consolidation in which the owners of the Company's equity securities immediately before such merger or consolidation continue to own securities representing more than Fifty Percent (50%) of the voting power of the Company or the surviving or acquiring entity; or (iv) the liquidation, dissolution or winding up of the Company. Notwithstanding the foregoing, a "Change of Control" shall not include (a) any transaction or series of transactions among the Company and one or more of its affiliates or entities under common control with the Company (including, without limitation, UNCO entities), (b) any internal reorganization or restructuring of the Company or its direct or indirect owners, (c) any bona fide financing transaction, or (d) a change in the corporate form of the Company or a change in the jurisdiction of the Company's organization.

2.7. Total Revenue Defined. The "Total Revenue" of the Company for any period means the gross sales price of all merchandise, gift or merchandise certificates, or services sold by the Company during the period, using the same method of accounting used for Federal income tax purposes, reduced by (i) tips or gratuities; (ii) municipal, city, county, State, or federal sales, use, gross receipts, liquor, restaurant, or excise taxes on sales or services; (iii) any exchange of food stocks, inventory, produce, ingredients, raw stocks, fresh or frozen fruits and vegetables, dry groceries, meat, poultry, seafood, goods, and/or merchandise between the restaurants of the Company where such exchange is made solely for the convenient operation of the business and not for the purpose of consummating a sale; (iv) the amount of returns to shippers, vendors, suppliers, and/or manufacturers; (v) gift certificates or vouchers until redeemed; (vi) discounts to employees for employee meals; (vii) fees and/or charges paid directly to credit card issuers; (viii) fees paid to third-party delivery apps; (ix) proceeds from the sale or other disposition of capital assets or equipment; (x) insurance or casualty recoveries; (xi) proceeds of any financing, loan, or capital-raising transaction (including the Notes); (xii) government grants, subsidies, or tax credits (including any employee retention credit); (xiii) landlord tenant-improvement allowances; and (xiv) interest or investment income. In each case, Total Revenue is limited to revenue arising in the ordinary course of the Company's restaurant operations and excludes non-operating and non-recurring items.

2.8. Revenue Percentage. The Revenue Percentage is determined after the offering has successfully closed, based on the total principal amount of Notes sold in the offering as of the final close of the offering (the "Total Raise"), in accordance with the following schedule:

Total Raise (equals or exceeds)	Revenue Percentage
$50,000	0.07%
$100,000	0.19%
$200,000	0.50%
$300,000	0.87%
$400,000	1.29%
$500,000	1.74%
$600,000	2.24%
$700,000	2.76%
$800,000	3.31%
$900,000	3.89%
$1,000,000	4.50%
$1,100,000	5.12%
$1,235,000	6.00%

The Revenue Percentage for a tier applies when the Total Raise equals or exceeds that tier amount. There is no interpolation between tiers; the Revenue Percentage of the highest tier reached applies to all Notes. By way of example, a Total Raise of $999,999 results in a Revenue Percentage of 3.89%. A single Revenue Percentage applies uniformly to all Notes issued in the offering. The Company shall deliver a notice of final terms as provided in the Additional Terms of the Investment Agreement.

3. Nature of Obligation

For all purposes, including but not limited to Federal and State tax purposes, this Note shall be treated as a debt and not as an equity interest.

4. Treatment of Interest

For Federal and State tax purposes (i) interest shall accrue at the Accrual Rate, and (ii) payments made pursuant to section 2 shall first be treated as interest, up to the amount of interest so accrued, then shall be treated as principal, until Purchaser has received, as principal, the entire Principal Amount, and then shall be treated as interest.

5. No Violation of Usury Laws

If any payment required under this Note would otherwise violate any law limiting the amount of interest that may be charged (i.e., "usury" laws), then, notwithstanding section 3, the amount in excess of the allowable interest payment shall be deemed to be a direct interest in the Company's income, and not as interest.

6. Consequences of Default

Upon the occurrence of any Event of Default, as defined in the Revenue Sharing Agreement:

6.1. Any unpaid amounts under section 2 shall bear interest at the Accrual Rate plus one and one-half percent (1.5%) per annum;

6.2. Purchaser may immediately demand from Company an amount equal to the Maximum Payment Amount minus the aggregate of all payments made by the Company to Purchaser under this Note, including payments made by the Company pursuant to section 2.3; and

6.3. Purchaser may exercise any other remedy available in the Revenue Sharing Agreement or by law.

EXHIBIT B

REVENUE SHARING AGREEMENT

This Revenue Sharing Agreement is entered into by Culpepper Arlington Restaurant, LLC (the "Company") and each person who acquires a Revenue Sharing Note referencing this Revenue Sharing Agreement (a "Holder"). Background A. The Company sold Revenue Sharing Notes (the "Notes") to the Holders through PicMii Crowdfunding, LLC dba Highlander (the "Portal") at www.Highlander.ai (the "Site"). B. This Revenue Sharing Agreement sets forth certain terms applicable to the Notes that are not set forth in the Notes themselves. NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

1. Application of this Revenue Sharing Agreement to Notes

The terms of this Revenue Sharing Agreement shall apply to each Note as if the terms of this Revenue Sharing Agreement were fully set forth in each Note.

2. Pro Rata Payments

Payments to the Holders shall be pro rata with other Holders who purchased Notes in the same offering, based on the Principal Amount of each such Note. If a Holder receives a payment in excess of his, her, or its pro rata share, the excess shall be deemed to be held in trust for the benefit of other Holders.

3. Form of Payments

All payments to Holders will be made as Automated Clearing House (ACH) deposits into an account designated by each Holder at the Site or through such other platform, paying agent, or transfer agent as the Company may designate from time to time.

4. Withholding

If any withholding tax is imposed on any payment made by the Company to a Holder pursuant to a Note, such tax shall reduce the amount otherwise payable with respect to such payment. Upon request of the Company, the Holder shall provide the Company with an Internal Revenue Service Form W-9 or other similar withholding certificate such that the Company may make payments under the Note without deduction for, or at a reduced rate of deduction for, any tax.

5. Voting Rights

Ownership of a Note does not give the Holder the right to vote or otherwise participate in the management of the Company.

6. Restrictions on Holders

No Holder may, under any circumstances (i) take any action to collect a Note, except as provided in this Revenue Sharing Agreement; or (ii) record, or try to record, a Note or any other instrument relating to a Note.

7. Transfers of Notes

7.1. Consent Required; Void Transfers. No Holder may sell, assign, pledge, hypothecate, or otherwise transfer a Note, in whole or in part, without the prior written consent of the Company, which consent the Company may grant or withhold in its sole and absolute discretion, except for a transfer permitted under section 7.2.2. Any purported transfer in violation of this section 7 shall be null and void ab initio and of no force or effect, and the Company shall not be required to recognize any such purported transferee as a Holder. In addition, the Company may impose reasonable conditions on any permitted transfer, including, but not limited to: (i) Notes may be transferred only in whole units; (ii) the transferee shall agree in writing to be bound by this Revenue Sharing Agreement; (iii) the transferor shall provide the Company with an opinion of counsel, satisfactory in form and substance to the Company's counsel, stating that the transfer is exempt from registration under the Securities Act of 1933 and other applicable securities laws; and (iv) the transferor and transferee shall together pay in advance for any reasonable expenses the Company expects to incur in connection with the transfer, including attorneys' fees.

7.2. First Right of Refusal.

7.2.1. In General. In the event a Holder (the "Selling Holder") desires to sell or otherwise transfer one or more Notes (the "Transfer Notes") to a third party, he, she, or it shall notify the Company, specifying the Note(s) to be transferred, the purchase price, the form of consideration, and all other material terms, as well as a copy of the legally-binding, non-contingent agreement setting forth such terms (the "Sales Notice"). Within thirty (30) days after receipt of the Sales Notice, the Company shall notify the Selling Holder whether the Company or a person designated by the Company elects to purchase all (but not less than all) of the Transfer Notes. If the Company has not elected to purchase all of the Transfer Notes within the thirty (30) day period, the Selling Holder may proceed with the sale to the proposed purchaser, subject to sections 7.1 and 7.2. If the Selling Holder and the purchaser subsequently agree to a material change to the terms set forth in the Sales Notice, such agreement shall be treated as a new offer and shall again be subject to this section.

7.2.2. Exception. This section 7.2 (the Company's first right of refusal) will not apply to a transfer by a Holder to or for the benefit of the Holder's spouse, child, or grandchild, or to a trust for their exclusive benefit. However, the transferee must sign a document agreeing to be bound by all of the terms and conditions of this Revenue Sharing Agreement, the Company's prior written consent under section 7.1 shall still be required, and the transferee may not further transfer the Note under this section 7.2.2.

8. No Security Interest

Holders shall have no security interest in any of the Company's assets or other collateral. Nothing in this Revenue Sharing Agreement or in the Notes, express or implied, shall be construed to constitute a security interest under the Uniform Commercial Code or similar legislation, now in effect or hereafter enacted, in any jurisdiction.

9. Subordination

Each Note shall be subordinated to all indebtedness of the Company to banks, commercial finance lenders, leasing and equipment financing institutions and/or other institutions regularly engaged in the business of lending money, whether such indebtedness is now existing or hereafter created, without any further action or consent of any Holder. Each Holder further agrees that, upon request, the Company and/or the Representative is authorized to execute and deliver, for and on behalf of such Holder, any customary subordination, standstill, or intercreditor agreement reasonably required by any such senior lender, and each Holder hereby appoints the Company (and the Representative) as its attorney-in-fact for that limited purpose.

10. Amendment

Each Note and this Revenue Sharing Agreement may be amended with the written consent of (i) the Company, and (ii) Holders who own more than fifty percent (50%) of all such Notes issued in the same offering.

11. No Pre-Emptive Rights

If the Company raises more capital following the offering in which the Notes were issued, the Company might offer to Holders the opportunity to invest, but will not be required to do so. This means the Holders do not have "pre-emptive rights" to invest.

12. Waivers

The Company hereby waives presentment for payment, demand, notice of dishonor, protest and notice of protest of this Note and all other notices in connection with delivery, acceptance, performance, default or enforcement of the payment of this Note. Liability hereunder shall be unconditional and shall not be affected in any manner by any indulgence, extension of time, renewal, waiver, or modification consented to by Holders.

13. Defaults and Remedies

13.1. Events of Default. An "Event of Default" shall be deemed to have occurred for purposes of this Revenue Sharing Agreement if (and only if): (13.1.1) the Company fails to pay to a Holder any amount due and such failure continues for fifteen (15) days following written notice to the Company; (13.1.2) the Company files a voluntary petition in bankruptcy, or a petition or answer seeking reorganization or an arrangement with creditors, or an answer admitting the material allegations of a petition filed against the Company; (13.1.3) an order, judgment, or decree is entered, without the consent of the Company, appointing a receiver, trustee, or liquidator for the Company, and continues unstayed and in effect for sixty (60) days; (13.1.4) the Company is in default with respect to any other of its debt obligations beyond any applicable notice and cure period; (13.1.5) the Company becomes unable to pay its debts as they become due; or (13.1.6) the Company breaches any of its material obligations under this Revenue Sharing Agreement and such breach remains uncured for ninety (90) days following written notice from a Holder.

13.2. Force Majeure. An Event of Default shall not be deemed to have occurred as a result of a breach or failure by the Company if such breach or failure is caused by Acts of God, government restrictions, wars, insurrections and/or any other cause beyond the reasonable control of the Company; provided that the Company shall give Holders written notice explaining the cause and its effect in reasonable detail. Dates by which performance obligations are scheduled to be met will be extended for a period equal to the time lost due to any delay so caused.

13.3. Consequences of Default. Upon the occurrence of an Event of Default, the Company shall provide written notice to all Holders (a "Notice of Default"), and a single Representative shall be appointed to represent all of the Holders in accordance with the procedures set forth in this section. The Representative (i) may, but need not, be a Holder; (ii) shall not be affiliated with or related to the Company; and (iii) shall be selected by a Majority of the Holders (measured by original Principal Amount). The Representative shall have the power, on behalf of each Holder, to pursue such remedies as may be available by law and pursuant to this Revenue Sharing Agreement, for the purpose of maximizing the return to the Holders as a group. Upon appointment, each Holder shall be deemed to have granted the Representative a limited Power of Attorney. No Holder may bring any claim against the Company to enforce the payment obligation evidenced by a Note; all such claims may be brought only by the Representative. The reasonable fees and costs of the Representative, including reasonable attorneys' fees, shall be the obligation of the Company.

13.4. Remedies. Upon the occurrence of an Event of Default, the Holders shall be entitled to any remedy that may be available by law and as set forth in the Note itself. However, the Representative shall not, without the affirmative written consent of a Majority, exercise the remedy set forth in section 6.2 of the Notes (an "Acceleration").

13.5. Payments Deemed Held in Trust. Any Holder who receives a payment on a Note while an Event of Default remains in effect in excess of the amount such Holder should have received shall be deemed to be holding such excess in trust for the benefit of other Holders and the Representative, and shall return such excess on demand.

13.6. Forbearance Not a Waiver. If a Holder or the Representative delays in exercising or fails to exercise any of its rights under a Note or this Revenue Sharing Agreement, that delay or failure shall not constitute a waiver of any rights or of any breach or default. No waiver shall be effective unless expressly stated in a writing signed by the Holder or the Representative.

13.7. Waiver of Past Defaults. A Majority may, by notice to the Representative, waive an existing Event of Default and its consequence. When an Event of Default is waived, it is deemed cured, but no such waiver shall extend to any subsequent or other Event of Default or impair any consequent right.

14. Miscellaneous

14.1. Electronic Delivery. All communications from the Company to Holders, including but not limited to all tax forms, shall be via electronic delivery.

14.2. Notice. Any notice or document required or permitted to be given under this Revenue Sharing Agreement may be given by a party or by its legal counsel and shall be deemed to be given on the date transmitted by email, to the email address of the Company set forth in the Company's Form C, or such other email address as a party may designate by notice complying with this section.

14.3. Payments. All payments of principal and interest on the Notes will be made in U.S. dollars as Automated Clearing House (ACH) deposits into an account designated by each Holder at the Site or through such other platform, paying agent, or transfer agent as the Company may designate from time to time.

14.4. Governing Law. This Revenue Sharing Agreement and each Note shall be governed by the internal laws of the State of Texas without giving effect to the principles of conflicts of laws. Each Holder hereby (i) consents to the personal jurisdiction of the state courts of the State of Texas located in Tarrant County, Texas and the Federal courts located in or most geographically convenient to Tarrant County, Texas, (ii) agrees that all disputes arising from this Agreement shall be prosecuted in such courts, (iii) agrees that any such court shall have in personam jurisdiction over such Holder, and (iv) consents to service of process by notice sent by regular mail to the address used by the Holder to register at the Site and/or by any means authorized by Texas law.

14.5. Titles and Captions. All article, section and paragraph titles and captions contained in this Revenue Sharing Agreement are for convenience only and are not deemed a part of the context hereof.

14.6. Days. Unless specified otherwise, any period of days mandated under a Note or this Revenue Sharing Agreement shall be determined by reference to calendar days, not business days, except that any payments, notices, or other performance falling due on a Saturday, Sunday, or federal government holiday shall be considered timely if paid, given, or performed on the next succeeding business day.

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